SO
3/6/03

03002254

UNITED STATES
AND EXCHANGE COMMISSION
hington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 0 3 2003 PROCESSING SECTION WASH. D.C.

UF 3-5-03

SEC FILE NUMBER
8- 46623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Williams Capital Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue, 10th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory V. Mullen — (212) 830-4521
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 2 0 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 9 2003

OATH OR AFFIRMATION

I, Christopher J. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Williams Capital Group, L.P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chairman & Chief Executive Officer

Title

MARIA CASANOVA
Notary Public, State of New York
No. 01CA6028101
Qualified in Westchester County
Commission Expires July 19, 20 05

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Williams Capital Group, L.P.

Statement of Financial Condition

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
The Williams Capital Group, L.P.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of The Williams Capital Group, L.P. and its subsidiaries (the "Partnership") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the General Partner; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2003

The Williams Capital Group, L.P.
Consolidated Statement of Financial Condition
December 31, 2002

Assets	
Cash	$ 9,277,098
Securities owned, pledged, at market value	11,820,436
Securities owned, at estimated market value	591,398
Receivable from clearing broker	929,980
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,384,609	503,986
Security deposit	644,390
Deposits with clearing brokers	373,273
Other assets	932,952
Total assets	$ 25,073,513
Liabilities and partners' capital	
Securities loaned	$ 11,819,454
Accounts payable and accrued expenses	4,390,513
Payable to clearing brokers	1,245
Commitments (Note 8)	
Partners' capital	8,862,301
Total liabilities and partners' capital	$ 25,073,513

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

The Williams Capital Group, L.P. (the "Partnership") is a Delaware limited partnership. The Partnership is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Partnership's primary business is securities brokerage and execution for institutional investors in equities and fixed income securities, and underwriting and trading of equity and fixed income securities.

Williams Capital International Limited, a wholly owned subsidiary of the Partnership, organized in the United Kingdom, conducts securities brokerage and trading activities. Williams Capital International Limited is a member of the Financial Services Authority.

Williams Capital Management, LLC a wholly owned subsidiary of The Williams Capital Group, L.P., is a registered Investment Advisor organized in January 2002, in the State of Delaware. It conducts Investment Advisory Services for U.S. and non U.S. institutional investors.

2. Significant Accounting Policies

Basis of presentation
The consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Securities owned, pledged
Under FAS 140, securities which can be sold or rehypothecated by the holder are classified as pledged securities owned. As substantially all securities owned have been lent under a securities lending agreement they have been reclassified accordingly.

Securities owned are carried at market value and are composed primarily of commercial paper. The market valuations are provided by the partnerships clearing brokers.

Fixed assets
Fixed assets are carried at cost and are depreciated on a straight-line basis using an estimated useful life ranging from three to five years. Leasehold improvements are carried at cost and amortized on a straight-line basis over the lesser of the economic useful life of the improvements or the term of the lease.

Deposits with clearing brokers
Deposits with clearing brokers is composed of U.S. Treasury Bills and cash held by the Partnership's clearing brokers.

Security deposits
The security deposits are composed of cash, and certificates of deposit which collateralize letters of credit held by the lessor.

Securities lending activities
Securities loaned transactions are reported as collateralized financings. The Partnership engages in overnight financing transactions under which it receives cash and delivers securities and other collateral. At December 31, 2002, the market value of securities loaned which can be sold or repledged total $11,820,436.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The general partner of the Partnership is The Williams Capital Group, Inc., whose stockholder was a 54.21% limited partner in the Partnership at December 31, 2002. The stockholder of the general partner is also a salaried employee of the Partnership.

4. Benefit Plan

The Partnership sponsors a 401(k) defined contribution plan (the "Plan"). All full-time employees become eligible for the Plan upon completion of three months of service and reaching the age of twenty one. Employees may elect to contribute up to 15% of their annual salary up to a maximum of $11,000 in calendar year 2002. The Partnership does not make a matching contribution.

5. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6.67% of aggregate indebtedness, as defined. At December 31, 2002, the Partnership had net capital of $8,616,048 which exceeded the minimum net capital requirement of $281,966 by $8,334,082. The Partnership's ratio of aggregate indebtedness to net capital was .49 to 1.

6. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced to, and cleared through the Partnership's clearing brokers. Pursuant to an agreement between the Partnership and its clearing brokers, the clearing brokers have the right to charge the Partnership for unsecured losses that result from customers' failure to complete such transactions.

The Partnership does not anticipate nonperformance by customers or the clearing brokers in the above situation. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of the customers and the clearing brokers with which it conducts business.

Pursuant to its clearing agreement, the Company is liable for customer obligations in the event of default by the customer. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has not recorded a liability

with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

7. Income Taxes

Federal and state income taxes have not been provided in the accompanying financial statements as the partners are individually liable for their share of federal and state income tax liabilities. However, the Partnership is subject to a 4% New York City Unincorporated Business Tax which has been provided and is included in the Consolidated Statement of Income.

8. Commitments

The Partnership has entered into non-cancellable leases for office facilities, which contains provisions for rent escalations based on increases in certain costs incurred. Aggregate minimum future rental payments are as follows:

Year ending December 31,	
2003	$ 775,549
2004	766,204
2005	766,204
2006	611,313
2007	288,014
2008	184,259
Total minimum future rental payments	$ 3,391,543

9. Line of Credit

The Partnership has entered into a $13,000,000 subordinated line of credit with a financial institution. At December 31, 2002, the Partnership had no balances outstanding against this facility. This facility has a maturity date of April 18, 2003, and is renewed for typically a one year term.

10. Derivative Instruments

The Partnership trading activities may include from time to time the use of futures contracts to hedge the risk of corporate and agency securities positions. This activity involves, to varying degrees, an element of market risk in excess of the amount recorded in the Partnership's consolidated statement of financial condition. At December 31, 2002 there were no outstanding derivative instruments.

11. Fair Value of Financial Instruments

Management estimates that the fair value of the financial instruments recognized on the Consolidated Statement of Financial Condition (including deposits, securities owned, receivables, payables and accrued expenses) approximates their carrying value as such financial instruments

are either carried at fair value or are short-term in nature and there has been no substantial change in the creditworthiness of the counterparties.

12. **Option Plan**

The Partnership's option plan provides for the granting to key employees of nonqualified options to purchase units of partnership interest. Under the Plan, certain options vest on December 31, 2003, or in accordance with occurrence of a liquidity event, or at any time with the Partner's written consents, up to the number of units of which the General Partner permits. To the extent that the options become exercisable, they must be exercised within thirty days. A summary of the Partnership's option activity at December 31, 2002 follows:

	December 31, 2002		
	Number of Units		Weighted
	Vesting Date		Average
	December 31, 2003	No Vesting Date	Exercise Price
Outstanding at beginning of year	135,000	277,540	$0.67
Forfeited		(15,580)	0.34
Outstanding at end of year	135,000	261,960	$0.71

Outstanding options have exercise prices ranging from $$0.03 to $1.14.